Exhibit 99.1

FF305 Page 1 of 10 v 1.3.0 Next Day Disclosure Return (Equity issuer - changes in issued shares or treasury shares, share buybacks and/or on-market sales of treasury shares) Instrument: Equity issuer Status: New Submission Name of Issuer: ZTO Express (Cayman) Inc. (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability) Date Submitted: 21 November 2025 Section I must be completed by a listed issuer where there has been a change in its issued shares or treasury shares which is discloseable pursuant to rule 13.25A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”) (the “Main Board Rules”) or rule 17.27A of the Rules Governing the Listing of Securities on GEM of the Exchange (the “GEM Rules”). Section I 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange Yes Stock code (if listed) 02057 Description Class A Ordinary Shares A. Changes in issued shares or treasury shares Events Changes in issued shares (excluding treasury shares) Number of issued shares (excluding treasury shares) As a % of existing number of issued shares (excluding treasury shares) before the relevant event (Note 3) Changes in treasury shares Number of treasury shares Issue/ selling price per share (Note 4) Total number of issued shares Opening balance as at (Note 1) 19 November 2025 598,368,490 0 598,368,490 1). Other (please specify) See Part B Date of changes 20 November 2025 % Closing balance as at (Notes 5 and 6) 20 November 2025 598,368,490 0 598,368,490

FF305 Page 2 of 10 v 1.3.0 B. Shares redeemed or repurchased for cancellation but not yet cancelled as at the closing balance date (Notes 5 and 6) 1). Repurchase of shares but not cancelled Repurchase of 395,651 American depository shares (representing 395,651 class A ordinary shares) on September 24, 2025 U.S. time Date of changes 24 September 2025 395,651 % USD 19 2). Repurchase of shares but not cancelled Repurchase of 395,650 American depository shares (representing 395,650 class A ordinary shares) on September 25, 2025 U.S. time Date of changes 25 September 2025 395,650 % USD 19.21 3). Repurchase of shares but not cancelled Repurchase of 394,479 American depository shares (representing 394,479 class A ordinary shares) on September 26, 2025 U.S. time Date of changes 26 September 2025 394,479 % USD 19.49 4). Repurchase of shares but not cancelled Repurchase of 417,114 American depository shares (representing 417,114 class A ordinary shares) on September 29, 2025 U.S. time Date of changes 29 September 2025 417,114 % USD 19.6 5). Repurchase of shares but not cancelled Repurchase of 417,114 American depository shares (representing 417,114 class A ordinary shares) on September 30, 2025 U.S. time Date of changes 30 September 2025 417,114 % USD 19.15 6). Repurchase of shares but not cancelled Repurchase of 3,807 American depository shares (representing 3,807 class A ordinary shares) on October 2, 2025 U.S. time Date of changes 02 October 2025 3,807 % USD 18.99 7). Repurchase of shares but not cancelled Repurchase of 103,938 American depository shares (representing 103,938 class A ordinary shares) on October 3, 2025 U.S. time Date of changes 03 October 2025 103,938 % USD 18.99 8). Repurchase of shares but not cancelled Repurchase of 189,423 American depository shares (representing 189,423 class A ordinary shares) on October 7, 2025 U.S. time Date of changes 07 October 2025 189,423 % USD 18.98

FF305 Page 3 of 10 v 1.3.0 9). Repurchase of shares but not cancelled Repurchase of 283,374 American depository shares (representing 283,374 class A ordinary shares) on October 8, 2025 U.S. time Date of changes 08 October 2025 283,374 % USD 18.95 10). Repurchase of shares but not cancelled Repurchase of 423,128 American depository shares (representing 423,128 class A ordinary shares) on October 10, 2025 U.S. time Date of changes 10 October 2025 423,128 % USD 18.65 11). Repurchase of shares but not cancelled Repurchase of 450,069 American depository shares (representing 450,069 class A ordinary shares) on October 13, 2025 U.S. time Date of changes 13 October 2025 450,069 % USD 18.71 12). Repurchase of shares but not cancelled Repurchase of 450,069 American depository shares (representing 450,069 class A ordinary shares) on October 14, 2025 U.S. time Date of changes 14 October 2025 450,069 % USD 18.56 13). Repurchase of shares but not cancelled Repurchase of 432,744 American depository shares (representing 432,744 class A ordinary shares) on October 15, 2025 U.S. time Date of changes 15 October 2025 432,744 % USD 18.94 14). Repurchase of shares but not cancelled Repurchase of 265,608 American depository shares (representing 265,608 class A ordinary shares) on October 16, 2025 U.S. time Date of changes 16 October 2025 265,608 % USD 18.95 15). Repurchase of shares but not cancelled Repurchase of 445,049 American depository shares (representing 445,049 class A ordinary shares) on October 17, 2025 U.S. time Date of changes 17 October 2025 445,049 % USD 18.9 16). Repurchase of shares but not cancelled Repurchase of 63,077 American depository shares (representing 63,077 class A ordinary shares) on October 21, 2025 U.S. time Date of changes 21 October 2025 63,077 % USD 18.99 17). Repurchase of shares but not cancelled Repurchase of 386,633 American depository shares (representing 386,633 class A ordinary shares) on October 22, 2025 U.S. time Date of changes 22 October 2025 386,633 % USD 18.95

FF305 Page 4 of 10 v 1.3.0 18). Repurchase of shares but not cancelled Repurchase of 1,200 American depository shares (representing 1,200 class A ordinary shares) on October 28, 2025 U.S. time Date of changes 28 October 2025 1,200 % USD 18.98 19). Repurchase of shares but not cancelled Repurchase of 384,938 American depository shares (representing 384,938 class A ordinary shares) on October 30, 2025 U.S. time Date of changes 30 October 2025 384,938 % USD 18.75 20). Repurchase of shares but not cancelled Repurchase of 383,343 American depository shares (representing 383,343 class A ordinary shares) on October 31, 2025 U.S. time Date of changes 31 October 2025 383,343 % USD 18.48 21). Repurchase of shares but not cancelled Repurchase of 352,872 American depository shares (representing 352,872 class A ordinary shares) on November 3, 2025 U.S. time Date of changes 03 November 2025 352,872 % USD 18.83 22). Repurchase of shares but not cancelled Repurchase of 351,243 American depository shares (representing 351,243 class A ordinary shares) on November 4, 2025 U.S. time Date of changes 04 November 2025 351,243 % USD 18.71 23). Repurchase of shares but not cancelled Repurchase of 311,738 American depository shares (representing 311,738 class A ordinary shares) on November 5, 2025 U.S. time Date of changes 05 November 2025 311,738 % USD 18.87 24). Repurchase of shares but not cancelled Repurchase of 278,832 American depository shares (representing 278,832 class A ordinary shares) on November 6, 2025 U.S. time Date of changes 06 November 2025 278,832 % USD 18.96 25). Repurchase of shares but not cancelled Repurchase of 345,255 American depository shares (representing 345,255 class A ordinary shares) on November 7, 2025 U.S. time Date of changes 07 November 2025 345,255 % USD 18.63 26). Repurchase of shares but not cancelled Repurchase of 111,394 American depository shares (representing 111,394 class A ordinary shares) on November 10, 2025 U.S. time Date of changes 10 November 2025 111,394 % USD 18.99

FF305 Page 5 of 10 v 1.3.0 27). Repurchase of shares but not cancelled Repurchase of 11,564 American depository shares (representing 11,564 class A ordinary shares) on November 11, 2025 U.S. time Date of changes 11 November 2025 11,564 % USD 18.99 28). Repurchase of shares but not cancelled Repurchase of 3,881 American depository shares (representing 3,881 class A ordinary shares) on November 13, 2025 U.S. time Date of changes 13 November 2025 3,881 % USD 18.99 29). Repurchase of shares but not cancelled Repurchase of 184,312 American depository shares (representing 184,312 class A ordinary shares) on November 14, 2025 U.S. time Date of changes 14 November 2025 184,312 % USD 18.97 30). Repurchase of shares but not cancelled Repurchase of 311,562 American depository shares (representing 311,562 class A ordinary shares) on November 17, 2025 U.S. time Date of changes 17 November 2025 311,562 % USD 18.86 31). Repurchase of shares but not cancelled Repurchase of 162,701 American depository shares (representing 162,701 class A ordinary shares) on November 18, 2025 U.S. time Date of changes 18 November 2025 162,701 % USD 18.93 32). Repurchase of shares but not cancelled Repurchase of 182,363 American depository shares (representing 182,363 class A ordinary shares) on November 19, 2025 U.S. time Date of changes 19 November 2025 182,363 % USD 18.98 33). Repurchase of shares but not cancelled Repurchase of 46,196 American depository shares (representing 46,196 class A ordinary shares) on November 20, 2025 U.S. time Date of changes 20 November 2025 46,196 0.01 % USD 18.99 Remarks: The percentage as stated in the above "changes in issued shares (excluding treasury shares) as a % of existing number of issued shares (excluding treasury shares) before the relevant event" column was calculated based on the Company's total number of issued and outstanding shares of 804,468,490 shares (comprising 598,368,490 Class A ordinary shares and 206,100,000 Class B ordinary shares).

FF305 Page 6 of 10 v 1.3.0 Confirmation Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each issue of shares or sale or transfer of treasury shares as set out in Section I, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable: (Note 7) (i) all money due to the listed issuer in respect of the issue of shares, or sale or transfer of treasury shares has been received by it; (ii) all pre-conditions for the listing imposed by the Main Board Rules / GEM Rules under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 8); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Notes to Section I: 1. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 2. Please set out all changes in issued shares or treasury shares requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of changes. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 3. The percentage change in the number of issued shares (excluding treasury shares) of the listed issuer is to be calculated by reference to the opening balance of the number of issued shares (excluding treasury shares) being disclosed in this Next Day Disclosure Return.

FF305 Page 7 of 10 v 1.3.0 4. In the case of a share repurchase or redemption, the “issue/ selling price per share” shall be construed as “repurchase price per share” or “redemption price per share”. Where shares have been issued/ sold/ repurchased/ redeemed at more than one price per share, a volume-weighted average price per share should be given. 5. The closing balance date is the date of the last relevant event being disclosed. 6. For repurchase or redemption of shares, disclosure is required when the relevant event has occurred (subject to the provisions of Main Board Rules 10.06(4)(a), 13.25A and 13.31 / GEM Rules 13.13(1), 17.27A and 17.35), even if the repurchased or redeemed shares have not yet been cancelled. If repurchased or redeemed shares are to be cancelled upon settlement of such repurchase or redemption after the closing balance date, they shall remain part of the issued shares as at the closing balance date in Part A. Details of these repurchased or redeemed shares shall be disclosed in Part B. 7. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. 8. “Identical” means in this context: - the securities are of the same nominal value with the same amount called up or paid up; - they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and - they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

FF305 Page 8 of 10 v 1.3.0 Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1). Repurchase report Section II 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange Yes Stock code (if listed) 02057 Description Class A Ordinary Shares A. Repurchase report Trading date Number of shares repurchased Method of repurchase (Note 1) Repurchase price per share or highest repurchase price per share $ Lowest repurchase price per share $ Aggregate price paid $ 1). 20 November 2025 46,196 On another stock exchange New York Stock Exchange USD 18.99 USD 18.97 USD 877,211.22 Total number of shares repurchased 46,196 Aggregate price paid $ USD 877,211.22 Number of shares repurchased for cancellation 46,196 Number of shares repurchased for holding as treasury shares 0 B. Additional information for issuer who has a primary listing on the Exchange 1). Date of the resolution granting the repurchase mandate 17 June 2025 2). Total number of shares which the issuer is authorised to repurchase under the repurchase mandate 80,446,849 3). Number of shares repurchased on the Exchange or another stock exchange under the repurchase mandate (a) 8,940,321 4). As a % of number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate (a) x 100 / number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate 1.1113% 5). Moratorium period for any issue of new shares, or sale or transfer of treasury shares after the share repurchase(s) set out in Part A (Note 2) Up to 20 December 2025

FF305 Page 9 of 10 v 1.3.0 We hereby confirm that the repurchases made on the Exchange set out in Part A above were made in accordance with the Main Board Rules / GEM Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated April 29, 2025 which has been filed with the Exchange. We also confirm that any repurchases made on another stock exchange set out in Part A above were made in accordance with the domestic rules applying to repurchases on that other stock exchange. Notes to Section II: 1. Please state whether the repurchase was made on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer. 2. Subject to the carve-out set out in Main Board Rule 10.06(3)(a)/ GEM Rule 13.12, an issuer may not (i) make a new issue of shares, or a sale or transfer of any treasury shares; or (ii) announce a proposed new issue of shares, or a sale or transfer of any treasury shares, for a period of 30 days after any purchase by it of shares, whether on the Exchange or otherwise, without the prior approval of the Exchange.

FF305 Page 10 of 10 v 1.3.0 Section III must also be completed by a listed issuer where it has made a sale of treasury shares on the Exchange or any other stock exchange on which the issuer is listed which is discloseable under Main Board Rule 10.06B / GEM Rule 13.14B. Report of on-market sale of treasury shares Not applicable Submitted by: Songfei LI (Name) Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer)